Coordonnées

www.linkedin.com/in/jeremie-trigano-17804047 (LinkedIn)
www.mamashelter.com (Other)
www.mamashelter.biz (Other)

Principales compétences

Hotels
Hospitality
Event Management

Jeremie Trigano
Co-Founder Oh Baby & Mama Shelter
Paris et périphérie

Expérience

Outsite
Board Member
mai 2024 - Present (1 an 11 mois)

CasaBarbara_officiel
Co-Founder
janvier 2022 - Present (4 ans 3 mois)
France

Oh Baby
Fondateur & Directeur General
janvier 2022 - Present (4 ans 3 mois)

Paix Royale

Terres de Café
Partner
novembre 2015 - Present (10 ans 5 mois)
Paris Area, France

MAMA SHELTER
Directeur General & Co-Founder
septembre 2008 - avril 2021 (12 ans 8 mois)

Altour
VP of Marketing and Strategic Development
2004 - 2007 (3 ans)
Los Angeles

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Formation

Cornell University - Johnson Graduate School of Management
Hotel development · (2000 - 2001)

Tufts University

B.A. · (1995 - 1998)

Ecole Active Bilingue Jeannine Manuel